SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

02046829

PE 7-1-02

RECD S.E.C.
JUL 24 2002

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of PE July, 2002.

THE WHARF (HOLDINGS) LIMITED
(Translation of Registrant's Name Into English)

16th Floor, Ocean Centre, Harbour City, Canton Road, Kowloon, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

PROCESSED
JUL 26 2002
THOMSON
FINANCIAL

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents Into English.

Reference is made to Rule 12b-12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Wharf (Holdings) Limited
(Registrant)

Date July 18, 2002

By [signature]
(Signature)[1]

Name: Wilson Chan
Title: Company Secretary

[1]Print the name and title of the signing officer under his signature.

THE WHARF (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION

The directors of The Wharf (Holdings) Limited ("**Wharf**") wish to announce that on 16th July, 2002, a 55.34%-owned subsidiary of Wharf, namely, MTL Shekou Holdings Limited, entered into an agreement with Swire Pacific Limited and P&O Overseas Holdings Limited for the formation of a joint venture company, which is also included as a party to the agreement. Such a joint venture company will be used as an investment vehicle for acquiring and holding a 49% interest in another new joint venture to be formed for the development and operation of a new container terminal at Shekou Industrial Zone.

Swire Pacific Limited is also a substantial shareholder of a non wholly-owned subsidiary of Wharf, namely, Modern Terminals Limited, and is therefore regarded as a connected person of Wharf under the Listing Rules.

Consequently, the agreement entered into by MTL Shekou Holdings Limited constitutes a connected transaction for Wharf.

Given that the total amount of financial commitment by MTL Shekou Holdings Limited under the agreement represents more than 0.03% but less than 3% of the consolidated net tangible asset value of Wharf, the transaction in so far as it relates to Wharf falls within the de minimis level under paragraph 14.25(1) of the Listing Rules. Particulars of the transaction will be disclosed in the next annual report and accounts of Wharf for the year ending 31st December, 2002.

DETAILS OF THE AGREEMENT (the "**Agreement**")

Parties: MTL Shekou Holdings Limited ("**MTLSH**"), P&O Overseas Holdings Limited ("**P&OH**"), Swire Pacific Limited ("**Swire**") and Achieve Ridge Holdings Limited ("**ARHL**")

Date: 16th July, 2002

Principal Terms and Related Information:

(i) A newly formed company incorporated in the British Virgin Islands, namely, ARHL, owned as to 39.45% by MTLSH, 40.82% by P&OH and 19.73% by Swire, will be used as an investment vehicle for acquiring and holding a 49% equity interest in another new company to be called Shekou Container Terminals (Phase II) Company Limited ("**SCT2**"). The remaining 51% interest in SCT2 will be held by Voctor Investments Limited ("**VIL**"), a wholly-owned subsidiary of China Merchants Holdings (International) Company Limited ("**CMHI**").

(ii) The board of directors of ARHL shall comprise three directors. Each of MTLSH, P&OH and Swire will be entitled to appoint one director. As for SCT2, its board of directors shall comprise six directors, with each of VIL and ARHL being entitled to appoint three directors.

(iii) SCT2 will be established under the Wholly Foreign Owned Enterprise Law of the People's Republic of China ("**PRC**") to develop and operate to an international standard a new container terminal at Shekou Industrial Zone, the PRC, at a total investment of approximately RMB1,738.5 million (equivalent to about HK$1,640.1 million), which will be funded by means of registered capital contributions of up to approximately RMB608.48 million (equal to about HK$574.03 million) from VIL and ARHL and the balance by borrowings from VIL and ARHL or other sources, with any and all capital contributions and financial assistance towards SCT2 to be provided by VIL and ARHL in proportion to their respective shareholdings in SCT2.

(iv) In the event that SCT2 is not established on or before 31st December, 2002, ARHL may elect to withdraw from the SCT2 project.

(v) After the establishment of SCT2, the parties will provide funding or financial assistance to ARHL in proportion to their respective shareholdings in ARHL to enable it to meet its funding and other obligations towards SCT2. MTLSH's effective interest in SCT2 (held through ARHL) will be approximately 19.33% and therefore the estimated maximum amount of MTLSH's share of financial obligations towards ARHL will be approximately RMB336.06 million (equal to about HK$317.04 million).

REASONS FOR THE TRANSACTION

The principal business activities of the Wharf group are ownership of properties for letting, property development and investment, container terminals and communications, media and entertainment. In view of the rapid growth of container terminal business in the South China region, the directors of Wharf believe that the transaction will enhance the position of Modern Terminals Limited ("**MTL**"), which is a 55.34%-owned subsidiary of Wharf and which owns 100% equity interest of MTLSH, as one of the leading container operators in the region. This will enable MTL to take advantage of the strong business growth which is taking place in respect of the container terminal operations in Shenzhen and Shekou, which will benefit the Wharf group and its shareholders as a whole.

GENERAL

The Agreement was entered into on an arm's length basis after due negotiation among the relevant parties.

In relation to the establishment of SCT2, certain agreements including, *inter alia*, a set of articles of association and a shareholders' agreement, were entered into also on 16th July, 2002 by the relevant parties. Neither MTLSH nor any other subsidiary of Wharf is a party to such articles of association or shareholders' agreement. Since such articles of association and shareholders' agreement constitute connected transactions for CMHI requiring prior approval by independent shareholders of CMHI, the entire deal relating to the SCT2 joint venture is conditional upon, *inter alia*, approval being given by CMHI's independent shareholders at an extraordinary general meeting of CMHI to be convened and held at a later date.

The Directors of Wharf, including the independent non-executive Directors, are of the opinion that the Agreement and the terms and conditions thereof are on normal commercial terms, are fair and reasonable, and the relevant transaction is in the commercial interests of the Wharf group. MTLSH's finanical commitment under the Agreement will be entirely funded out of the MTL group's internal resources.

REGULATORY ASPECTS

As Swire, a party to the Agreement, holds a 17.62% equity interest in, and is therefore regarded as a substantial shareholder (as defined in the Listing Rules) of, MTL, which is a 55.34%-owned subsidiary of Wharf, Swire is regarded as a connected person of Wharf under the Listing Rules. Consequently, the Agreement entered into by MTLSH, which is a wholly-owned subsidiary of MTL, constitutes a connected transaction for Wharf.

Save for Swire being a substantial shareholder of MTL, Swire and P&OH are independent third parties not connected with Wharf, directors, chief executive or substantial shareholders of Wharf or its subsidiaries or any of their respective associates (as defined in the Listing Rules).

Given that the total amount of financial commitment by MTLSH under the Agreement is more than 0.03% but less than 3% of the latest audited consolidated net tangible asset value of Wharf, the transaction in so far as it relates to Wharf falls within the de minimis level under paragraph 14.25(1) of the Listing Rules. Particulars of the Agreement will be disclosed in the next annual report and accounts of Wharf for the year ending 31st December, 2002.

By Order of the Directors
Wilson W. S. Chan
Secretary

Hong Kong, 16th July, 2002

"Please also refer to the published version of this announcement in the China Daily Hong Kong Edition and Hong Kong Economic Journal both dated 17th July, 2002."